As filed with the Securities and Exchange Commission on September 19, 2011

Registration No. 333-176325

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLU MOBILE INC.

(Exact name of Registrant as specified in its charter)

Delaware	91-2143667
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

45 Fremont Street, Suite 2800

San Francisco, California 94105

(415) 800-6100

(Address, including zip code and telephone number, including area code, of the Registrant’s principal executive offices)

Niccolo M. de Masi

President, Chief Executive Officer and Director

Glu Mobile Inc.

45 Fremont Street, Suite 2800

San Francisco, California 94105

(415) 800-6100

(Name, address, including zip code and telephone number, including area code, of the Registrant’s agent for service)

Copies to:

Scott J. Leichtner, Esq. Vice President and General Counsel Glu Mobile Inc. 45 Fremont Street, Suite 2800 San Francisco, California 94105	David A. Bell, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement filed pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☑ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

PROSPECTUS (Subject To Completion)

Issued September 19, 2011

11,407,934 Shares

This prospectus relates solely to the resale or other disposition by Foundation 9 Entertainment, Inc., which we refer to as the selling stockholder in this prospectus, of up to an aggregate of 6,106,015 shares of our common stock issued to the selling stockholder in connection with our acquisition of Griptonite, Inc. from the selling stockholder, plus up to 5,301,919 additional shares of our common stock that may be issued to the selling stockholder in connection with a potential working capital adjustment and potential indemnification claims.

The selling stockholder may, from time to time, sell, transfer, or otherwise dispose of any or all of its shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” for additional information.

We are not offering any shares of common stock for sale under this prospectus, and we will not receive any of the proceeds from the sale or other disposition of the shares of common stock offered hereby.

In addition to the shares covered under this prospectus, our securities are currently also subject to ongoing public distribution pursuant to (i) a prospectus covering the resale of 13,495,000 shares of our common stock and 6,747,500 shares of our common stock issuable upon the exercise of warrants, which securities were issued by us in a private placement transaction that we completed in August 2010 (pursuant to the registration statement on Form S-3, Registration No. 333-169131) and (ii) a prospectus covering the resale of 1,000,000 shares of our common stock that we issued in connection with our acquisition of Blammo Games Inc. that we completed in August 2011 (pursuant to the registration statement on Form S-3, Registration No. 333-176327). In addition, we also have an effective universal shelf registration statement on Form S-3 (Registration No. 333-170577) on file with the Securities and Exchange Commission pursuant to which we may offer shares of our common or preferred stock, debt securities, warrants to purchase our common stock, preferred stock or debt securities, subscription rights to purchase our common stock, preferred stock or debt securities, and/or units consisting of some or all of these securities with an initial aggregate offering price of up to $30,000,000, of which we utilized $17,250,000 in an underwritten offering of our common stock in January 2011 and under which $12,750,000 remains available for future utilization.

Our common stock is listed on The NASDAQ Global Market under the symbol “GLUU.” On September 16, 2011, the last reported sale price for our common stock on The NASDAQ Global Market was $3.44 per share.

Our business and an investment in our securities involve significant risks. You should read the section entitled “Risk Factors” on page 4 of this prospectus and the risk factors incorporated by reference into this prospectus as described in that section before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

            , 2011

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf registration process, the selling stockholder or its successors may from time to time sell the shares of our common stock described in this prospectus in one or more offerings.

You should read this prospectus and the information and documents we have incorporated by reference into the prospectus carefully because these documents contain important information you should consider when making your investment decision. See “Incorporation of Documents by Reference” and “Where You Can Find Additional Information”

You should rely only on the information provided in this prospectus and the information and documents incorporated by reference into this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with different information. This prospectus is not an offer to sell these securities, and the selling stockholder is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

This prospectus and the information incorporated herein by reference include trademarks, service marks and trade names owned by us or others. “Glu,” “Glu Mobile,” our 2-D ‘g’ character logo and “Super K.O. Boxing” are some of the registered trademarks of Glu Mobile Inc. in the United States and in some other countries. Where not registered, these marks, our E-D ‘g’ character logo, “Big Time Gangsta,” “Bug Village,” “Circus City,” “Contract Killer,” “Eternity Warriors,” “Gun Bros,” “Men vs. Machines,” “Space City,” “Star Blitz” and “Toyshop Adventures” are trademarks of Glu. All other trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.

ii

PROSPECTUS SUMMARY

This summary may not contain all the information that you should consider before investing in our securities. You should carefully read the entire prospectus, including the information included in the “Risk Factors” section, as well as our consolidated financial statements, notes to the consolidated financial statements and the other information incorporated by reference into this prospectus, as well as the exhibits to the registration statement of which this prospectus is a part, before making an investment decision.

GLU MOBILE INC.

Glu Mobile designs, markets and sells mobile games. We have developed and published a portfolio of casual and traditional games designed to appeal to a broad cross section of the users of smartphones and tablet devices who purchase our games through direct-to-consumer digital storefronts as well as users of feature phones served by wireless carriers and other distributors. We create games and related applications based on our own original brands and intellectual property as well as third-party licensed brands. Our original games based on our own intellectual property include Big Time Gangsta, Bug Village, Circus City, Contract Killer, Eternity Warriors, Gun Bros, Men vs. Machines, Space City, Star Blitz, Super K.O. Boxing and Toyshop Adventures. Our games based on licensed intellectual property include Build-a-lot, Call of Duty, Deer Hunter, Diner Dash, DJ Hero, Guitar Hero, Family Feud, Family Guy, Lord of the Rings, Paperboy, The Price Is Right, Transformers, Wedding Dash, Who Wants to Be a Millionaire? and World Series of Poker. We are based in San Francisco, California and our primary international offices are located in Brazil, Canada, China, England and Russia.

Except where the context requires otherwise, in this prospectus “Company,” “Glu,” “Glu Mobile,” “Registrant,” “we,” “us” and “our” refer to Glu Mobile Inc., and where appropriate, its subsidiaries.

Corporate Information

We were incorporated in Nevada in May 2001 as Cyent Studios, Inc. and changed our name to Sorrent, Inc. later that year. In November 2001, we incorporated a wholly owned subsidiary in California, and, in December 2001, we merged the Nevada corporation into this California subsidiary to form Sorrent, Inc., a California corporation. In May 2005, we changed our name to Glu Mobile Inc. In March 2007, we reincorporated in Delaware and implemented a 3-for-1 reverse split of our common stock and convertible preferred stock. Our principal executive offices are located at 45 Fremont Street, Suite 2800, San Francisco, California 94105, and our telephone number is (415) 800-6100. Our website address is www.glu.com. The information found on, or accessible through, our website is not a part of this prospectus.

Recent Acquisitions

Griptonite, Inc.

On August 2, 2011, we completed our acquisition of Griptonite, Inc., or Griptonite, formerly a wholly owned subsidiary of Foundation 9 Entertainment, Inc., or F9E, pursuant to an agreement and plan of merger, or the Merger Agreement, by and among Glu, F9E, Griptonite and Granite Acquisition Corp., a wholly owned subsidiary of Glu, or Granite. Pursuant to the terms of the Merger Agreement, Granite merged with and into Griptonite in a statutory reverse triangular merger, with Griptonite surviving the merger as a wholly owned subsidiary of Glu. We refer to the acquisition of Griptonite pursuant to the Merger Agreement as the Merger. Griptonite, which is based in Kirkland, Washington, develops games for the Xbox 360, Wii, DS, PSP and iPhone platforms.

In connection with the Merger, we issued to F9E, as Griptonite’s sole shareholder, in exchange for all of the issued and outstanding shares of Griptonite capital stock, a total of 6,106,015 shares of our common stock, or the Closing Shares. In addition, we may be required to issue additional shares of our common stock, not to exceed 5,301,919 shares, (i) in satisfaction of indemnification obligations in the case of, among other things, breaches of our representations, warranties and covenants and/or (ii) pursuant to a potential working capital adjustment that may take place after Glu files an amendment to the Current Report on Form 8-K that disclosed the consummation of the Griptonite acquisition in order to file required audited financial statements of Griptonite.

We have also agreed to file a shelf registration statement with the SEC within 20 days after the closing of the Merger to register all of the shares of our common stock issuable to F9E under the Merger Agreement. The registration statement of which this prospectus is a part has been filed to satisfy this obligation. We have agreed with F9E to keep the registration effective until the earliest of (i) the third anniversary of the date that the registration statement of which this prospectus is a part is first declared effective by the SEC or (ii) such time as all of the shares covered by this prospectus have been sold.

In addition, F9E has agreed to certain restrictions on transfer with respect to 4,000,000 of the shares offered under this prospectus (inclusive of the 600,000 shares placed in escrow). With respect to these shares only, F9E may not (i) during any calendar quarter, in the aggregate, sell more than the greater of (a) 25% of those shares (this limitation will be increased to 50% of such shares, to the extent that F9E has not sold to any person other than an affiliate of F9E any of the shares within the six-month period ending February 1, 2012) or (b) $5,000,000 of the shares (determined by the net sales proceeds received by F9E); or (ii) in any one day sell shares exceeding 10% of the average daily trading volume of our common stock on The NASDAQ Global Market for the previous 10 trading days. The quarterly limitations set forth in clauses (i)(a) and (i)(b) above will be reduced on a pro rata basis during the remainder of the calendar quarter that includes the date upon which the registration statement of which this prospectus is a part is declared effective based on the number of days remaining in such calendar quarter. All of these restrictions will expire on August 2, 2012.

Blammo Games Inc.

In addition, on August 1, 2011, we completed our acquisition of Blammo Games Inc., or Blammo, by entering into a Share Purchase Agreement by and among Glu, Blammo and each of the owners of the outstanding share capital of Blammo, or the Sellers. Blammo, which is based in Toronto, Canada, develops games for mobile smartphone devices.

Pursuant to the terms of the Share Purchase Agreement, we purchased from the Sellers all of the issued and outstanding share capital of Blammo, and in exchange for such Blammo share capital, we (i) issued to the Sellers, in the aggregate, 1,000,000 shares of our common stock, or the Initial Shares, and (ii) agreed to issue to the Sellers, in the aggregate, up to an additional 3,312,937 shares of our common stock, which we call the Additional Shares, if Blammo achieves certain net revenue targets during the twelve months ended March 31, 2013, March 31, 2014 and March 31, 2015.

Under the terms of the Share Purchase Agreement, we agreed to file a shelf registration statement with the SEC within 20 days after the closing to register all of the Initial Shares, which obligation we satisfied by filing a separate registration statement. We did not agree to register the Additional Shares.

The Offering

Common stock covered hereby:	11,407,934 shares

Common stock to be outstanding assuming all of the shares covered hereby are sold:	63,638,174 shares (1)

NASDAQ Global Market symbol:	GLUU

Use of proceeds:	We will not receive any of the proceeds from the sale or other disposition of the shares of common stock offered by this prospectus.

Risk factors:	See “Risk Factors” beginning on page 4 and the other information included in this prospectus or incorporated by reference into the prospectus for a discussion of factors you should consider before making an investment decision

(1)	The number of shares of common stock shown to be outstanding is based on the number of shares of common stock issued and outstanding as of August 31, 2011 and excludes:

•	warrants exercisable to purchase up to 4,378,812 shares of our common stock;

•	8,407,284 shares issuable upon the exercise of outstanding stock options; and

•

4,908,164 shares reserved for issuance under our 2007 Equity Incentive Plan, our 2008 Equity Inducement Plan and our 2007 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2007 Employee Stock Purchase Plan will increase automatically on the first day of each January through January 1, 2015 by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31st. Our board of directors or compensation committee may reduce the amount of the increase in any particular year.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus and the information incorporated by reference into this prospectus, before deciding to invest in our securities. If any of the following risks occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock and the value of our other securities could decline and you could lose part or even all of your investment.

Risks Relating To Our Business

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability.

We have incurred significant losses since inception, including a net loss of $18.2 million in 2009, a net loss of $13.4 million in 2010 and a net loss of $5.0 million for the six months ended June 30, 2011. As of June 30, 2011, we had an accumulated deficit of $195.7 million. We expect to incur increased costs in order to implement additional initiatives designed to increase revenues, such as increased research and development and sales and marketing expenses related to our new games, particularly those designed for smartphones and tablets, such as Apple’s iPhone and iPad and devices based on Google’s Android operating system. In addition, we will incur significantly increased costs in connection with our acquisitions of Blammo and Griptonite due to the addition of approximately 200 employees. If our revenues do not increase to offset these additional expenses, if we experience unexpected increases in operating expenses or if we are required to take additional charges related to impairments or restructurings, we will continue to incur significant losses and will not become profitable. In addition, our revenues declined in each of 2009 and 2010 from the preceding year, and we expect that our revenues will likely only increase slightly in 2011 from 2010 levels. If we are not able to significantly increase our revenues, we will likely not be able to achieve profitability in the future. Furthermore, during 2009, we incurred aggregate charges of approximately $8.5 million for royalty impairments and restructuring activities, during 2010, we incurred aggregate charges of approximately $4.3 million for royalty impairments and restructuring activities and in the six months ended June 30, 2011, we incurred aggregate charges of approximately $1.0 million for royalty impairments and restructuring activities. As of June 30, 2011, an additional $734,000 of prepaid royalties remained on our balance sheet that are potentially subject to future impairment. If we continue to incur these charges, it will continue to negatively affect our operating results and our ability to achieve profitability.

Our financial results could vary significantly from quarter to quarter and are difficult to predict, particularly in light of the current economic environment, which in turn could cause volatility in our stock price.

Our revenues and operating results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition, we may not be able to predict our future revenues or results of operations. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. This will be particularly true for 2011, as we implemented significant cost-reduction measures in 2009 and 2010 and the first half of 2011, making it more difficult for us to further reduce our operating expenses without a material adverse impact on our prospects in future periods. We intend to only selectively enter into new licensing arrangements in 2011, if any, which we expect will contribute to the anticipated reduction in our revenues from feature phones and which may adversely impact our revenues from smartphones and tablets to the extent that our games based on original intellectual property are not successful. With respect to our games based on licensed intellectual property, we may incur impairments of prepaid royalty guarantees if our forecasts for these games are lower than we anticipated at the time we entered into the agreements. For example, in 2009, 2010 and the first six months of 2011 we impaired $6.6 million, $663,000 and $371,000 respectively, of certain prepaid royalties and royalty guarantees primarily due to several distribution arrangements in our Europe, Middle East and Africa region and other global development and distribution arrangements that we entered into in 2007 and 2008. In addition, some payments from carriers that we recognize as revenue on a cash basis may be delayed unpredictably.

We are also subject to macroeconomic fluctuations in the United States and global economies, including those that impact discretionary consumer spending, which have deteriorated significantly in many countries and regions, including the United States, and may remain depressed for the foreseeable future. Some of the factors that could influence the level of consumer spending include continuing conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending. These issues can also cause foreign currency rates to fluctuate, which can have an adverse impact on our business since we transact business in more than 70 countries in more than 20 different currencies. In 2009, some of these currencies fluctuated by up to 40%, and we experienced continued significant fluctuations in 2010 and in the first six months of 2011. These issues may continue to negatively impact the economy and our growth. If these issues persist, or if the economy enters a prolonged period of decelerating growth or recession, our results of operations may be harmed. As a result of these and other factors, our operating results may not meet the expectations of investors or public market analysts who choose to follow our company. Our failure to meet market expectations would likely result in a decline in the trading price of our common stock.

In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly results include:

•	the number of new games released by us and our competitors;

•	the timing of release of new games by us and our competitors, particularly those that may represent a significant portion of revenues in a period;

•	the popularity of new games and games released in prior periods;

•	changes in the prominence of storefront featuring or deck placement for our leading games and those of our competitors;

•	fluctuations in the size and rate of growth of overall consumer demand for mobile handsets, tablets, games and related content;

•	the rate at which consumers continue to migrate from traditional feature phones to smartphones, as well as the rate of adoption of tablet devices;

•	our success in developing and monetizing social, freemium games for smartphones and tablets;

•

our ability to increase the daily and monthly active users of our social, freemium games that we develop for smartphones and tablets, as well as the level of engagement of these users and the length of time these users continue to play our games;

•	our ability to include certain types of offers and other monetization techniques in our games sold through online storefronts, such as Apple’s App Store and Google’s Android Market;

•

changes in accounting rules, such as those governing recognition of revenue, including the period of time over which we recognize revenue for in-app purchases of virtual currency and goods within certain of our games;

•	the expiration of existing content licenses for particular games;

•	the amount and timing of charges related to impairments of goodwill, intangible assets, prepaid royalties and guarantees;

•

changes in pricing policies by us, our competitors or our carriers and other distributors, including to the extent that smartphone digital storefront owners impose a platform tax on our revenues derived from offers;

•	changes in pricing policies by our carriers related to downloading content, such as our games, which pricing policies could be influenced by the lower average prices for content on smartphones;

•	changes in the mix of original intellectual property and licensed-content games, which have varying gross margins;

•	the timing of successful mobile device launches;

•	the timeliness and accuracy of reporting from carriers;

•	the seasonality of our industry;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the timing of compensation expense associated with equity compensation grants; and

•	decisions by us to incur additional expenses, such as increases in marketing or research and development.

Our strategy to grow our business includes developing a significant number of new titles for smartphones and tablets rather than for feature phones, which has historically comprised a significant majority of our revenues. If we do not succeed in generating considerable revenues and gross margins from smartphones and tablets, our revenues, financial position and operating results may suffer.

As a result of the expected continued migration of users from traditional feature phones to smartphones, we expect our feature phone revenues, which represented a significant majority of our revenues in 2010, to continue to decrease in 2011. For us to succeed in 2011 and beyond, we believe that we must increasingly publish mobile games that are widely accepted and commercially successful on the smartphone and tablet digital storefronts (such as Apple’s App Store, Google’s Android Market, Palm’s App Catalog and Microsoft’s Windows Marketplace for Mobile), as well as significantly increase our marketing-related expenditures in connection with the launch of our new games on these digital storefronts. Our efforts to significantly increase our revenues derived from games for smartphones and tablets may prove unsuccessful or, even if successful, it may take us longer to achieve significant revenue than anticipated because, among others reasons:

•	changes in digital storefront and carrier policies that limit our ability to use certain types of offers and other monetization techniques in our games;

•

the open nature of many of these digital storefronts increases substantially the number of our competitors and competitive products and makes it more difficult for us to achieve prominent placement or featuring for our games;

•

the billing and provisioning capabilities of some smartphones are currently not optimized to enable users to purchase games or make in-app purchases, which could make it difficult for users of these smartphones to purchase our games or make in-app purchases and could reduce our addressable market, at least in the short term;

•	competitors may have substantially greater resources available to invest in developing and publishing products for smartphones and tablets;

•	these digital storefronts are relatively new markets, for which we are less able to forecast with accuracy revenue levels, required marketing and developments expenses, and net income or loss;

•	we have less experience with open storefront distribution channels than with carrier-based distribution;

•

the pricing and revenue models for titles on these digital storefronts are rapidly evolving (for example, the introduction of in-app purchasing capabilities and the potential introduction of usage-based pricing for games), and have resulted, and may continue to result, in significantly lower average selling prices for our premium games developed for smartphones as compared to games developed for feature phones, and a lower than expected return on investment for these games;

•	the competitive advantage of our porting capabilities may be reduced as smartphones become more widely adopted;

•	many of our key licenses do not grant us the rights to develop games for the iPhone and certain other smartphones and tablets; and

•

many OEMs and carriers are developing their own storefronts and it may be difficult for us to predict which ones will be successful, and we may expend time and resources developing games for storefronts that ultimately do not succeed.

If we do not succeed in generating considerable revenues and gross margins from smartphones and tablets, our revenues, financial position and operating results will suffer.

If we do not achieve a sufficient return on our investment with respect to our efforts to develop social, freemium games for smartphones and tablets, it could negatively affect our operating results.

We expect that a significant portion of our development activities for smartphones and tablets in 2011 and beyond will be focused on social, freemium games — games that are downloadable without an initial charge, but which enable a variety of additional features to be accessed for a fee or otherwise monetized through various advertising and offer techniques. Our efforts to develop social, freemium games for smartphones and tablets may prove unsuccessful or, even if successful, may take us longer to achieve significant revenue than anticipated because, among other reasons:

•	we have limited experience in successfully developing and marketing social, freemium games;

•

our relatively limited experience with respect to creating games that include micro-transaction capabilities, advertizing and offers may cause us to have difficulty optimizing the monetization of our freemium games;

•	changes in digital storefront and carrier policies that limit our ability to use certain types of offers and other monetization techniques in our games;

•

some of our competitors have released a significant number of social, freemium games on smartphones, and this competition will make it more difficult for us to differentiate our games and derive significant revenues from them;

•	some of our competitors have substantially greater resources available to invest in developing and publishing social, freemium games;

•

we intend to continue to develop the significant majority of our social, freemium games based upon our own intellectual property rather than well-known licensed brands, and, as a result, we may encounter difficulties in generating sufficient consumer interest in our games, particularly since we historically have had limited success in generating significant revenues from games based on our own intellectual property;

•

social, freemium games currently represent a minority of the games available on smartphones and tablets and have a limited history, and it is unclear how popular this style of game will become or remain or its revenue potential;

•

our strategy with respect to developing social, freemium games for smartphones assumes that a large number of consumers will download our games because they are free and that we will subsequently be able to effectively monetize these games via in-app purchases, offers and advertisements; however, some smartphones charge users a fee for downloading content, and users of these smartphones may be reluctant to download our freemium games because of these fees, which would reduce the effectiveness of our product strategy;

•

our social, freemium games may otherwise not be widely downloaded by consumers for a variety of reasons, including poor consumer reviews or other negative publicity, ineffective or insufficient marketing efforts or a failure to achieve prominent storefront featuring for such games;

•

even if our social, freemium games are widely downloaded, we may fail to retain users of these games or optimize the monetization of these games for a variety of reasons, including poor game design or quality, gameplay issues such as game unavailability, long load times or an unexpected termination of the game due to data server or other technical issues or our failure to effectively respond and adapt to changing user preferences through updates to our games;

•

we have encountered difficulties in keeping users engaged in our social, freemium games for a significant amount of time subsequent to their initial download of the games, in large part due to the limited social features currently contained in our games, and we may have difficulty increasing consumer retention in our games;

•

we expect that approximately one-fourth of the social, freemium games that we intend to release during 2011 will be produced by third parties with which we have a strategic relationship, which will reduce our control over the development process and may result in product delays and games that do not meet our and consumer expectations regarding quality;

•

the Federal Trade Commission has indicated that it intends to review issues related to in-app purchases, particularly with respect to games that are marketed primarily to minors (a recent class action lawsuit has been filed relating to this issue; we have not been named as a party to this lawsuit) and the Federal Trade Commission might issue rules significantly restricting or even prohibiting in-app purchases or we could potentially be named as a defendant in a future class action lawsuit; and

•	because these are effectively new products for us, we are less able to forecast with accuracy revenue levels, required marketing and development expenses, and net income or loss.

If we do not achieve a sufficient return on our investment with respect to developing and selling social, freemium games, it will negatively affect our operating results and may require us to formulate a new business strategy.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do.

The development, distribution and sale of mobile games is a highly competitive business, characterized by frequent product introductions and rapidly emerging new platforms, technologies and storefronts. For end users, we compete primarily on the basis of game quality, brand, customer reviews and, with respect to our premium products, price. We compete for promotional and deck placement based on these factors, as well as the relationship with the digital storefront owner or wireless carrier, historical performance, perception of sales potential and relationships with licensors of brands and other intellectual property. For content and brand licensors, we compete based on royalty and other economic terms, perceptions of development quality, porting abilities, speed of execution, distribution breadth and relationships with carriers. We also compete for experienced and talented employees.

Our primary competitors have historically been Electronic Arts (EA Mobile) and Gameloft, with Electronic Arts having the largest market share of any company in the mobile games market. With respect to our social, freemium games that we publish for smartphones and tablets, we also compete with a number of other companies, including DeNA, which became a more formidable competitor through its acquisition of ngmoco, Zynga and Storm 8/Team Lava. In addition, given the open nature of the development and distribution for smartphones and tablets, we also compete or will compete with a vast number of small companies and individuals who are able to create and launch games and other content for these mobile devices utilizing limited resources and with limited start-up time or expertise. Many of these smaller developers are able to offer their games at no cost or substantially reduce their prices to levels at which we may be unable to respond competitively and still achieve profitability given their low overhead. As an example of the competition that we face, it has been estimated that more than 70,000 active games were available on the Apple App Store as of July 31, 2011. The proliferation of titles in these open developer channels makes it difficult for us to differentiate ourselves from other developers and to compete for end users who purchase content for their smartphones and tablets without substantially increasing spending to market our products or increasing our development costs.

Some of our competitors’ and our potential competitors’ advantages over us, either globally or in particular geographic markets, include the following:

•	significantly greater revenues and financial resources;

•	stronger brand and consumer recognition regionally or worldwide;

•	greater experience with the social, freemium games business model;

•	the capacity to leverage their marketing expenditures across a broader portfolio of mobile and non-mobile products;

•	larger installed customer bases from related platforms such as console gaming or social networking websites to which they can market and sell mobile games;

•	more substantial intellectual property of their own from which they can develop games without having to pay royalties;

•	lower labor and development costs and better overall economies of scale;

•	greater resources to make acquisitions;

•	greater platform-specific focus, experience and expertise; and

•	broader global distribution and presence.

If we are unable to compete effectively or we are not as successful as our competitors in our target markets, our sales could decline, our margins could decline and we could lose market share, any of which would materially harm our business, operating results and financial condition.

End user tastes are continually changing and are often unpredictable; if we fail to develop and publish new mobile games that achieve market acceptance, our sales would suffer.

Our business depends on developing and publishing mobile games that digital storefront owners will prominently feature or wireless carriers will place on their decks and that end users will buy. We must continue to invest significant resources in research and development, analytics and marketing to enhance our offering of games and introduce new games, and we must make decisions about these matters well in advance of product release to timely implement them. Our success depends, in part, on unpredictable and volatile factors beyond our control, including end-user preferences, competing games, new mobile platforms and the availability of other entertainment activities. If our games and related applications do not respond to the requirements of digital storefront owners and carriers and the entertainment preferences of end users, or they are not brought to market in a timely and effective manner, our business, operating results and financial condition would be harmed. For example, although we have enjoyed success with respect to a number of our action/adventure freemium games, such as Gun Bros, Contract Killer and Big Time Gangsta, we have had more limited success with respect to our casual titles, with only Bug Village generating significant revenues. If we fail to develop casual titles that achieve broad market acceptance, it will limit our potential revenue growth and harm our operating results. Even if our games are successfully introduced and initially adopted, a subsequent shift in the entertainment preferences of end users could cause a decline in our games’ popularity that could materially reduce our revenues and harm our business, operating results and financial condition.

If we are unsuccessful in establishing and increasing awareness of our brand and recognition of our games or if we incur excessive expenses promoting and maintaining our brand or our games, our potential revenues could be limited, our costs could increase and our operating results and financial condition could be harmed.

We believe that establishing and maintaining our brand is critical to establishing a direct relationship with end users who purchase our products from direct-to-consumer channels, such as the Apple App Store and Google’s Android Market, and maintaining our existing relationships with wireless carriers and content licensors, as well as potentially developing new such relationships. Increasing awareness of our brand and recognition of our games will be particularly important in connection with our strategic focus of developing social, freemium games based on our own intellectual property. Our ability to promote the Glu brand depends on our success in providing high-quality mobile games. Similarly, recognition of our games by end users depends on our ability to develop engaging games of high quality with attractive titles. However, our success also depends, in part, on the services and efforts of third parties, over which we have little or no control. For instance, if digital storefront owners or wireless carriers fail to provide high levels of service, our end users’ ability to access our games may be interrupted or end users may not receive the virtual currency or goods for which they have paid, which may adversely affect our brand. If end users, digital storefront owners, branded content owners and wireless carriers do not perceive our existing games as high-quality or if we introduce new games that are not favorably received by our end users, digital storefront owners and wireless carriers, then we may not succeed in building brand recognition and brand loyalty in the marketplace. In addition, globalizing and extending our brand and recognition of our games will be costly and will involve extensive management time to execute successfully, particularly as we expand our efforts to increase awareness of our brand and games among international consumers. Moreover, if a game is introduced with defects, errors or failures or unauthorized objectionable content or if a game has playability issues such as game unavailability, long load times or a unexpected termination of the game due to data server or other technical issues, we could experience damage to our reputation and brand, and our attractiveness to digital storefront owners, wireless carriers, licensors, and end users might be reduced. In addition, although we have significantly increased our sales and marketing-related expenditures in connection with the launch of our new social, freemium games, these efforts may not succeed in increasing awareness of our brand and new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenues could be limited, our costs could increase and our business, operating results and financial condition could suffer.

Inferior storefront featuring or deck placement would likely adversely impact our revenues and thus our operating results and financial condition.

The open nature of the digital storefronts, such as the Apple App Store and Google’s Android Market, substantially increases the number of our competitors and competitive products, which makes it more difficult for us to achieve prominent placement or featuring for our games. Our failure to achieve prominent placement or featuring for our games on the smartphone storefronts could result in our games not generating significant sales. It may also require us to expend significantly increased amounts to generate substantial revenues on these platforms, reducing or eliminating the profitability of publishing games for them. We believe that a number of factors may influence the featuring or placement of a game in these digital storefronts, including:

•	the perceived attractiveness of the title or brand;

•	the past critical or commercial success of the game or of other games previously introduced by a publisher;

•	the publisher’s relationship with the applicable digital storefront owner and future pipeline of quality titles for it; and

•	the current market share of the publisher.

Conversely, wireless carriers provide a limited selection of games that are accessible to their subscribers through a deck on their mobile handsets. The inherent limitation on the number of games available on the deck is a function of the limited screen size of handsets and carriers’ perceptions of the depth of menus and numbers of choices end users will generally utilize. Carriers typically provide one or more top-level menus highlighting games that are recent top sellers, that the carrier believes will become top sellers or that the carrier otherwise chooses to feature, in addition to a link to a menu of additional games sorted by genre. We believe that deck placement on the top-level or featured menu or toward the top of genre-specific or other menus, rather than lower down or in sub-menus, is likely to result in higher game sales. If carriers choose to give our games less favorable deck placement, our games may be less successful than we anticipate, our revenues may decline and our business, operating results and financial condition may be materially harmed.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We recently completed the acquisitions of Griptonite and Blammo, and expect to continue to evaluate and consider a wide array of potential strategic transactions, including business combinations, joint ventures, strategic development and distribution arrangements and acquisitions of technologies, services, products and other assets. At any given time, we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations. The process of integrating any acquired business, including Griptonite and Blammo, may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time and a shift of focus from operating the businesses to issues related to integration and administration;

•	declining employee morale and retention issues resulting from changes in compensation, management, reporting relationships, future prospects or the direction of the business;

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the need to integrate each acquired company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company that the acquired companies lacked prior to acquisition;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; and

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liability for activities of the acquired companies before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

If the anticipated benefits of any future acquisitions do not materialize, we experience difficulties integrating businesses acquired in the future, or other unanticipated problems arise, our business, operating results and financial condition may be harmed.

The integration of Griptonite may prove particularly challenging due to its size, as Griptonite has approximately 200 employees compared with approximately 400 employees at Glu prior to the Blammo and Griptonite acquisitions, as well as the fact that Griptonite has historically built premium games for non-smartphone platforms such as the Xbox 360, Wii, DS and PSP. We will need to invest considerable management time and resources in order to educate the Griptonite studio personnel with respect to the development of freemium games for smartphone platforms, and if we are not successful in these efforts, it will significantly harm our operating results given the significant increase in our operating expenses that will result from such acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our operating results. For example, during 2008 we incurred an aggregate goodwill impairment charge related to write-downs in the third and fourth quarters of 2008 of $69.5 million as the fair values of our three reporting units were determined to be below their carrying values.

Moreover, the terms of acquisitions may require that we make future cash or stock payments to shareholders of the acquired company, which may strain our cash resources or cause substantial dilution to our existing stockholders at the time the payments are required to be made. For example, our Blammo acquisition agreement provides that the former Blammo shareholders may earn up to 3,312,937 shares of our common stock if Blammo achieves certain net revenue targets during the years ending March 31, 2013, March 31, 2014 and March 31, 2015. In addition, our merger agreement with Griptonite provides that, in the event we breach specified representations and covenants, in order to satisfy potential indemnification obligations we may be required to issue additional shares of our common stock based on the then current market price for our common stock, subject to specified limitations. Further, pursuant to our merger agreement with MIG, we were required to make $25.0 million in future cash and stock payments to the former MIG shareholders, which payments we renegotiated in December 2008. Had we paid the MIG earnout and bonus payments on their original terms, we could have experienced cash shortfall related to the cash payments and our stockholders could have experienced substantial dilution related to the stock payments.

Third parties are developing some of our social, freemium games, and to the extent that they do not timely deliver high-quality games that meet our and consumer expectations, our business will suffer.

Recently, we initiated our Glu Partners program, which provides for the external development of some of our games; we currently expect that approximately one-fourth of the social, freemium games that we intend to release during 2011 will be produced by third parties with which we have a strategic relationship. We have historically created and developed all of our games in our internal studios, and we have limited experience in outsourcing and managing the production of our game concepts by external developers. Because we have no direct supervision and reduced control of this external development process, it could result in development delays and games of lesser quality and that are more costly to develop than those produced by our internal studios. This may particularly be the case to the extent that we do not provide our external developers with sufficiently detailed game development documentation, which could result in us providing them with a number of change orders that would delay development and increase our production costs.

We have agreed to pay these external developers significant development fees and, in some cases, bonuses based on consumer reviews of the published games, and to the extent that these games are not commercially successful, we may not generate sufficient revenues to recoup our development costs or produce a sufficient return on investment, which would adversely affect our operating results. In addition, we may lose the services of one of our external developers for a number of reasons, including that a competitor acquires its business or signs the developer to an exclusive development arrangement. In addition, the developer might encounter financial or other difficulties that cause it to go out of business, potentially prior to completing production of our games, or otherwise render it unable to fulfill its obligations under the development agreement, and we may be unable to recoup our upfront payment to the developer under such circumstances. There is also significant demand for the services of external developers which may cause our developers to work for a competitor in the future or to renegotiate agreements with us on terms less favorable for us.

If sales of feature phones in our carrier-based business or the average selling prices of our games sold through wireless carriers decline more rapidly than we currently expect, it could have a material adverse impact on our revenues, financial position and results of operations.

We currently derive nearly half of our revenues from sales of our games on feature phones through wireless carriers. Our revenues for each of 2009 and 2010 declined from the prior year due to a decrease in sales in our carrier-based business, resulting primarily from the continuing migration of consumers from feature phones to smartphones that enable the download of applications from sources other than a carrier’s branded e-commerce service, such as the Apple App Store and Google’s Android Market. We believe that the decline in the sales of feature phones and the transition of consumers to smartphones will continue to accelerate. In addition, due to the accelerating decline in the sales of feature phones, we intend to release significantly fewer games for feature phones in future periods, which will further reduce our revenues that we derive from feature phones. Our ability to significantly grow our revenues derived from smartphones and tablets is uncertain. In addition, games sold on smartphones typically have lower average prices than our games sold on feature phones, and to the extent consumers continue to migrate to smartphones, it could result in lower average prices for our games sold on feature phones. Any unexpected acceleration in the slowdown in sales of feature phones, or any reduction in the average prices of our games sold through our wireless carriers, could have a material adverse impact on our revenues, financial position and results of operations.

Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

Although we currently transact approximately one-half of our business in U.S. Dollars, we also transact approximately one-fourth of our business in Pounds Sterling and Euros and the remaining portion of our business in other currencies. Conducting business in currencies other than U.S. Dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the U.S. Dollar relative to other currencies impact our revenues, cost of revenues and operating margins and result in foreign currency exchange gains and losses. To date, we have not engaged in exchange rate hedging activities, and we do not expect to do so in the foreseeable future. Even if we were to implement hedging strategies to mitigate this risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as cash expenditures, ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

We face additional risk if a currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi, in which our Chinese operations principally transact business, are subject to limitations on conversion into other currencies, which can limit our ability to react to rapid foreign currency devaluations and to repatriate funds to the United States should we require additional working capital.

We have depended on a small number of games for a significant portion of our revenues in recent fiscal periods. If these games do not continue to succeed or we do not release highly successful new games, our revenues would decline.

In our industry, new games are frequently introduced, but a relatively small number of games account for a significant portion of industry sales. Similarly, a significant portion of our revenues comes from a limited number of mobile games, although the games in that group have shifted over time. For example, in 2010 and 2009, we generated approximately 41.6% and 35.0% of our revenues, respectively, from our top ten games, but no individual game represented more than 10% of our revenues in any of those periods. However, we are seeing increased concentration in our top games, and expect that Gun Bros will exceed 10% of our revenues for 2011. If our new games are not successful, our revenues could be limited and our business and operating results would suffer in both the year of release and thereafter.

We might elect, or may be unable, not to renew our existing brand and content licenses when they expire and might not choose to obtain additional licenses, which would negatively impact our feature phone revenues and might negatively impact our smartphone revenues to the extent that we do not create successful games based on our own intellectual property.

Revenues derived from mobile games and other applications based on or incorporating brands or other intellectual property licensed from third parties accounted for 78.1% and 77.5% of our revenues in 2010 and 2009, respectively. In 2010, revenues derived under various licenses from our five largest licensors, Activision, Atari, Caesar’s, Freemantle Media and 2waytraffic, together accounted for approximately 45.0% of our revenues. Creating games based on well-known, licensed brands has historically been critical to the success of our feature phone business, as this helped us achieve more prominent placement on our wireless carriers’ decks and contributed to greater commercial success with feature phone consumers. In addition, the majority of our premium games that we initially released for smartphones were based on licensed brands. However, we have determined to shift our business strategy towards becoming the leading publisher of social, mobile freemium games, and we intend to have the substantial majority of these social, freemium games be based upon our own intellectual property. As a result, we have allocated a significantly smaller amount of our operating budget to licensing deals and might elect not to renew our existing brand and content licenses when they expire. In addition, we intend to only selectively enter into new licensing arrangements, if any, in future periods. Our existing licenses expire at various times during the next several years, and our feature phone revenues will be negatively impacted to the extent that we lose the right to distribute games based on licensed content. For example, our right to publish our World Series of Poker game for smartphones and tablets will expire on December 31, 2011, which will negatively impact our smartphone revenues. The expected decline in the revenues we derive from games based on licensed brands could have an unexpectedly greater impact on our overall revenues and operating results to the extent that we are not successful in significantly increasing our revenues from games developed for smartphones and tablets based on our own intellectual property.

System or network failures could reduce our sales, increase costs or result in a loss of revenues or end users of our games.

We rely on digital storefronts’, wireless carriers’ and other third-party networks to deliver games to end users and on their or other third parties’ billing systems to track and account for the downloading of our games. We also rely on our own servers and third party infrastructure to operate our new social, freemium games that are delivered as a live service, to maintain and provide our analytics data and to deliver games on demand to end users through our carriers’ networks. In particular, a significant portion of our social, freemium game traffic is hosted by Amazon Web Services, which service uses multiple locations, and we expect to continue utilizing Amazon for a significant portion of our hosting services for the foreseeable future. In addition, certain of our subscription-based games, require access over the mobile Internet to our servers to enable certain features. Any technical problem with storefronts’, carriers’, third parties’ or our billing, delivery or information systems, servers or communications networks could result in the inability of end users to download or play our games, prevent the completion of billing for a game or result in the loss of users’ virtual currency or other in-app purchases or our analytics data, or interfere with access to some aspects of our games. For example, in connection with the release of our Gun Bros game on the Apple App Store in the fourth quarter of 2010, we experienced issues with our data servers that resulted in gameplay issues and the loss of some users’ virtual assets they acquired through in-app purchases. In the event of a loss of virtual assets, we may be required to issue refunds, we may receive negative publicity and game ratings, and we may lose users of our games, any of which would negatively affect our business. In addition, during the fourth quarter of 2010 and first half of 2011, we lost some of our analytics data, including data with respect to our daily and monthly average users. Furthermore, from time to time, our carriers have experienced failures with their billing and delivery systems and communication networks, including gateway failures that reduced the provisioning capacity of their branded e-commerce system. Any such technical problems could cause us to lose end users or revenues or incur substantial repair costs and distract management from operating our business.

We currently rely primarily on wireless carriers to market and distribute our games for feature phones and thus to generate a significant portion of our revenues. The loss of or a change in any significant carrier relationship, including their credit worthiness, could materially reduce our revenues and adversely impact our cash position.

A significant portion of our revenues is derived from a limited number of carriers. In 2010, we derived approximately 44.1% of our revenues from relationships with five carriers, including Verizon Wireless, which accounted for 15.2% of our revenues. We expect that we will continue to generate a significant portion of our revenues through distribution relationships with fewer than 20 carriers in 2011. If any of our carriers decides not to market or distribute our games or decides to terminate, not renew or modify the terms of its agreement with us or if there is consolidation among carriers generally, we may be unable to replace the affected agreement with acceptable alternatives, causing us to lose access to that carrier’s subscribers and the revenues they afford us. In addition, having a significant portion of our revenues concentrated among a limited number of carriers also creates a credit concentration risk for us, and in the event that any significant carrier were unable to fulfill its payment obligations to us, our operating results and cash position would suffer. If any of these eventualities come to pass, it could materially reduce our revenues and otherwise harm our business.

Changes made by wireless carriers and other distributors to their policies regarding pricing, revenue sharing, supplier status, billing and collections could adversely affect our business and operating results.

Wireless carriers generally control the price charged for our mobile games either by approving or establishing the price of the games charged to their subscribers. Some of our carrier agreements also restrict our ability to change prices. In cases where carrier approval is required, approvals may not be granted in a timely manner or at all. A failure or delay in obtaining these approvals, the prices established by the carriers for our games, or changes in these prices could adversely affect market acceptance of those games. Similarly, for some of our carriers, including Verizon Wireless, when we make changes to a pricing plan (the wholesale price and the corresponding suggested retail price based on our negotiated revenue-sharing arrangement), adjustments to the actual retail price charged to end users may not be made in a timely manner or at all (even though our wholesale price was reduced). A failure or delay by these carriers in adjusting the retail price for our games, could adversely affect sales volume and our revenues for those games.

In addition, wireless carriers have the ability to change their pricing policy with their customers for downloading content, such as our games. For example, Verizon Wireless began imposing a data surcharge to download content on those of its customers who had not otherwise subscribed to a data plan. Such charges have, and could in the future, deter end users from purchasing our content. In addition, wireless carriers could renegotiate the revenue sharing arrangement that we have in place with them to our detriment. For example in the first quarter of 2010, China Mobile, the largest carrier in China, reduced the revenue share that we receive from our games sold on the mBox platform in approximately 15 provinces in China, which has begun, and will likely continue, to negatively impact our revenues in China. Furthermore, a portion of our revenues is derived from subscriptions. Our wireless carriers have the ability to discontinue offering subscription pricing, without our approval.

In China, sales to wireless carriers such as China Mobile may only be made by service providers, which are companies who have been licensed by the government to operate and publish mobile games. China Mobile has designated four classes of licenses for service providers with respect to mobile gaming, with a Class A license being the highest designation. We had held, through our Chinese subsidiaries, one of the three Class A licenses that had been awarded by China Mobile; however, we lost this Class A license in the first quarter of 2011 and now hold a Class B license. We expect the loss of the Class A license to cause our revenues in China to decline in future periods unless we are able to regain our Class A license or replace this lost revenue with alternative revenue streams.

Carriers and other distributors also control billings and collections for our games, either directly or through third-party service providers. If our carriers or their third-party service providers cause material inaccuracies when providing billing and collection services to us, our revenues may be less than anticipated or may be subject to refund at the discretion of the carrier. Our market is experiencing a growth in adoption of smartphones, such as the Apple iPhone and devices based on Google’s Android operating system. For many of our wireless carriers, these smartphones are not yet directly integrated into the carrier’s provisioning infrastructure that would allow them to sell games directly to consumers, and games are instead sold through third parties, which is a more cumbersome process for consumers and results in a smaller revenue share for us. These factors could harm our business, operating results and financial condition.

A shift of technology platform by wireless carriers and mobile handset manufacturers could lengthen the development period for our games, increase our costs and cause our games to be of lower quality or to be published later than anticipated.

End users of games must have a mobile handset with multimedia capabilities enabled by technologies capable of running third-party games and related applications such as ours. Our development resources are concentrated in the Apple iPhone, Google Android, Blackberry, HTML5, i-mode, Mophun, Palm, Symbian, Windows Mobile, BREW and Java platforms. It is likely that one or more of these technologies will fall out of favor with handset manufacturers and wireless carriers, as transitions to different technologies and technology platforms have happened in the past and will occur in the future. If there is a rapid shift to a different technology platform, such as Adobe Flash or Flash Lite, or a new technology where we do not have development experience or resources, the development period for our games may be lengthened, increasing our costs, and the resulting games may be of lower quality, and may be published later than anticipated. In such an event, our reputation, business, operating results and financial condition might suffer.

We face added business, political, regulatory, operational, financial and economic risks as a result of our international operations and distribution, any of which could increase our costs and adversely affect our operating results.

International sales represented approximately 55.1% and 52.2% of our revenues in 2010 and 2009, respectively. In addition, as part of our international efforts, we acquired U.K.-based Macrospace in December 2004, UK-based iFone in March 2006, China-based MIG in December 2007 and Superscape, which had a significant presence in Russia, in March 2008. We have international offices located in a number of foreign countries including Brazil, Canada, China, England and Russia. We expect to maintain our international presence, and we expect international sales will continue to be an important component of our revenues. Risks affecting our international operations include:

•	challenges caused by distance, language and cultural differences;

•	multiple and conflicting laws and regulations, including complications due to unexpected changes in these laws and regulations;

•	foreign currency exchange rate fluctuations;

•	difficulties in staffing and managing international operations;

•	potential violations of the Foreign Corrupt Practices Act, particularly in certain emerging countries in East Asia, Eastern Europe and Latin America;

•	greater fluctuations in sales to end users and through carriers in developing countries, including longer payment cycles and greater difficulty collecting accounts receivable;

•	protectionist laws and business practices that favor local businesses in some countries;

•	regulations that could potentially affect the content of our products and their distribution, particularly in China;

•	potential adverse foreign tax consequences;

•	foreign exchange controls that might prevent us from repatriating income earned in countries outside the United States, particularly China;

•	price controls;

•	the servicing of regions by many different carriers;

•	imposition of public sector controls;

•	political, economic and social instability;

•	restrictions on the export or import of technology;

•	trade and tariff restrictions and variations in tariffs, quotas, taxes and other market barriers; and

•	difficulties in enforcing intellectual property rights in certain countries.

In addition, developing user interfaces that are compatible with other languages or cultures can be expensive. As a result, our ongoing international operations may be more costly than we expect. As a result of our international operations in Asia, Europe and Latin America, we must pay income tax in numerous foreign jurisdictions with complex and evolving tax laws. If we become subject to increased taxes or new forms of taxation imposed by governmental authorities, our results of operations could be materially and adversely affected.

These risks could harm our international operations, which, in turn, could materially and adversely affect our business, operating results and financial condition.

If we fail to deliver our games at the same time as new mobile handset models and tablets are commercially introduced, our sales may suffer.

Our business depends, in part, on the commercial introduction of new handset models and tablets with enhanced features, including larger, higher resolution color screens, improved audio quality, and greater processing power, memory, battery life and storage. For example, some companies have launched new smartphones or tablets, including Apple’s iPhone and iPad and devices based on the Google’s Android operating system. In addition, consumers generally purchase the majority of content, such as our games, for a new handset or tablet within a few months of purchasing the handset or tablet. We do not control the timing of these handset and tablet launches. Some new handsets are sold by carriers with one or more games or other applications pre-loaded, and many end users who download our games do so after they purchase their new handsets to experience the new features of those handsets. Some handset and tablet manufacturers give us access to their handsets prior to commercial release. If one or more major handset or tablet manufacturers were to cease to provide us access to new handset models prior to commercial release, we might be unable to introduce compatible versions of our games for those handsets or tablets in coordination with their commercial release, and we might not be able to make compatible versions for a substantial period following their commercial release. If, because we do not adequately build into our title plan the demand for games for a particular handset or tablet or experience game launch delays, we miss the opportunity to sell games when new handsets or tablets are shipped or our end users upgrade to a new handset or tablet, our revenues would likely decline and our business, operating results and financial condition would likely suffer.

If a substantial number of the end users that purchase our games by subscription change mobile handsets or if wireless carriers switch to subscription plans that require active monthly renewal by subscribers or change or cease offering subscription plans, our sales could suffer.

Subscriptions represent a significant portion of our feature phone revenues. As handset development continues, over time an increasing percentage of end users who already own one or more of our subscription games will likely upgrade from their existing handsets. With some wireless carriers, end users are not able to transfer their existing subscriptions from one handset to another. In addition, carriers may switch to subscription billing systems that require end users to actively renew, or opt-in, each month from current systems that passively renew unless end users take some action to opt-out of their subscriptions, or change or cease offering subscription plans altogether. If our subscription revenues decrease significantly for these or other reasons, our sales would suffer and this could harm our business, operating results and financial condition.

If we fail to maintain and enhance our capabilities for porting games to a broad array of mobile handsets, our attractiveness to wireless carriers and branded content owners will be impaired, and our sales and financial results could suffer.

To reach large numbers of wireless subscribers, mobile entertainment publishers like us must support numerous mobile handsets and technologies. Once developed, a mobile game designed for feature phones may be required to be ported to, or converted into separate versions for, more than 1,000 different handset models, many with different technological requirements. These include handsets with various combinations of underlying technologies, user interfaces, keypad layouts, screen resolutions, sound capabilities and other carrier-specific customizations. If we fail to maintain or enhance our porting capabilities, our sales could suffer, branded content owners might choose not to grant us licenses and carriers might choose to give our games less desirable deck placement or not to give our games placement on their decks at all.

Changes to our game design and development processes to address new features or functions of handsets or networks might cause inefficiencies in our porting process or might result in more labor intensive porting processes. In addition, in the future we will be required to port existing and new games to a broader array of handsets and develop versions specific to new smartphones. If we utilize more labor-intensive porting processes, our margins could be significantly reduced and it may take us longer to port games to an equivalent number of handsets. For example, the time required to develop and port games to some of the new smartphones and tablets, including the iPhone and iPad and those based on the Android operating system, is longer and thus developing and porting for the advanced platforms is more costly than developing and porting for games for feature phones. Since the majority of our revenues are currently derived from the sale of games for feature phones in our carrier-based business, it is important that we maintain and enhance our porting capabilities. However, as additional smartphone digital storefronts are developed and gain market prominence, our porting capabilities represent less of a business advantage for us, yet we could be required to invest considerable resource in this area to support our existing business. These additional costs could harm our business, operating results and financial condition.

Our industry is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results.

Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of release of games and mobile handsets on which they are played; the commercial success of any movies upon which one of more of our games are based; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

If one or more of our games were found to contain hidden, objectionable content, our reputation and operating results could suffer.

Historically, many video games have been designed to include hidden content and gameplay features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. For example, our Super K.O. Boxing game released for feature phones includes additional characters and game modes that are available with a code (usually provided to a player after accomplishing a certain level of achievement in the game). These features have been common in console and computer games. However, in several cases, hidden content or features have been included in other publishers’ products by an employee who was not authorized to do so or by an outside developer without the knowledge of the publisher. From time to time, some of this hidden content and these hidden features have contained profanity, graphic violence and sexually explicit or otherwise objectionable material. If a game we published were found to contain hidden, objectionable content, our wireless carriers and other distributors of our games could refuse to sell it, consumers could refuse to buy it or demand a refund of their money, and, if the game was based on licensed content, the licensor could demand that we incur significant expense to remove the objectionable content from the game and all ported versions of the game. This could have a materially negative impact on our business, operating results and financial condition.

Our business and growth may suffer if we are unable to hire and retain key personnel.

Our future success will depend, to a significant extent, on our ability to retain and motivate our key personnel, namely our management team and experienced sales and engineering personnel, including those at Blammo and Griptonite who may be experiencing uncertainty due to our acquisition of their companies. In addition, in order to grow our business, succeed on our new business initiatives, such as developing social, freemium titles for smartphones and tablets, and replace departing employees, we must be able to identify and hire qualified personnel. Competition for qualified management, sales, engineering and other personnel can be intense, and we may not be successful in attracting and retaining such personnel. This may be particularly the case for us to the extent our stock price remains at a relatively depressed level, as individuals may elect to seek employment with other companies that they believe have better long-term prospects. Competitors have in the past and may in the future attempt to recruit our employees, and our management and key employees are not bound by agreements that could prevent them from terminating their employment at any time. We may also experience difficulty assimilating our newly hired personnel, including those at Blammo and Griptonite, and they may be less effective or productive than we anticipated, which may adversely affect our business. In addition, we do not maintain a key-person life insurance policy on any of our officers. Our business and growth may suffer if we are unable to hire and retain key personnel.

We may need to raise additional capital or borrow funds to grow our business, and we may not be able to raise capital or borrow funds on terms acceptable to us or at all.

The operation of our business, and our efforts to grow our business, requires significant cash outlays and commitments. As of June 30, 2011, we had $26.4 million of cash and cash equivalents, $716,000 of which was held in our China subsidiaries. In addition, in August 2011, we acquired approximately $10.2 million in cash in connection with our acquisition of Griptonite. To the extent we require additional working capital in our U.S. or other non-Chinese operations, it could be very difficult to repatriate money held in our China subsidiaries due to our declining operating profits in China, and such repatriation would be subject to taxation, potentially at high rates.

As a result of our Blammo and Griptonite acquisitions, as well as our plans to increase our spending on sales and marketing and research and development initiatives in connection with our new social, freemium games that we will release in 2011, we expect to use a significant amount of cash in our operations in 2011 as we seek to grow our business. If our cash and cash equivalents are insufficient to meet our cash requirements we will either need to seek additional capital, potentially through an additional debt or equity financing (potentially pursuant to our effective universal shelf registration statement), procuring a new debt facility or selling some of our assets. We may not be able to raise needed cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, particularly given our current stock price, such was the case with respect to (i) our private placement in August 2010 of approximately 13.5 million shares of our common stock at $1.00 per share and warrants initially exercisable to purchase approximately 6.7 million shares of our common stock at $1.50 per share, and (ii) our underwritten public offering in January 2011 in which we sold an aggregate of approximately 8.4 million shares of our common stock at a public offering price of $2.05 per share. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common stock. Additionally, our $8 million credit facility expired on June 30, 2011, and, if we wish to enter into a new facility, we may be unable to procure one on terms that are acceptable to us, particularly in light of the current credit market conditions. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our growth and operating plans to the extent of available funding, which would harm our ability to grow our business.

Our business is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the key territories in which we conduct business. If we do not successfully respond to these regulations, our business may suffer.

Legislation is continually being introduced that may affect both the content of our products and their distribution. For example, data and consumer protection laws in the United States and Europe impose various restrictions on our business, which will be increasingly important to our business as we continue to market our products directly to end users and to the extent we obtain personal information about our customers. We currently collect certain personally identifiable information regarding our customers, including the unique device identifiers (UDIDs) of our customers’ smartphones and tablets and may in the future collect additional personally identifiable information regarding our customers. Any concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, even if unfounded, could damage our reputation and operating results. The rules regarding data and consumer protection laws vary by territory although the Internet recognizes no geographical boundaries. In the United States, for example, numerous federal and state laws have been introduced which attempt to restrict the content or distribution of games. Legislation has been adopted in several states, and proposed at the federal level, that prohibits the sale of certain games to minors. If such legislation is adopted and enforced, it could harm our business by limiting the games we are able to offer to our customers or by limiting the size of the potential market for our games. We may also be required to modify certain games or alter our marketing strategies to comply with new and possibly inconsistent regulations, which could be costly or delay the release of our games. The Federal Trade Commission has also indicated that it intends to review issues related to in-app purchases, particularly with respect to games that are marketed primarily to minors. If the Federal Trade Commission issues rules significantly restricting or even prohibiting in-app purchases, it would significantly impact our business strategy. In addition, two self-regulatory bodies in the United States (the Entertainment Software Rating Board) and the European Union (Pan European Game Information) provide consumers with rating information on various products such as entertainment software similar to our products based on the content (for example, violence, sexually explicit content, language). Furthermore, the Chinese government has adopted measures designed to eliminate violent or obscene content in games. In response to these measures, some Chinese telecommunications operators have suspended billing their customers for certain mobile gaming platform services, including those services that do not contain offensive or unauthorized content, which could negatively impact our revenues in China. Any one or more of these factors could harm our business by limiting the products we are able to offer to our customers, by limiting the size of the potential market for our products, or by requiring costly additional differentiation between products for different territories to address varying regulations.

If we do not adequately protect our intellectual property rights, it may be possible for third parties to obtain and improperly use our intellectual property and our business and operating results may be harmed.

Our intellectual property is an essential element of our business. We rely on a combination of copyright, trademark, trade secret and other intellectual property laws and restrictions on disclosure to protect our intellectual property rights. To date, we have not sought patent protection. Consequently, we will not be able to protect our technologies from independent invention by third parties. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise to obtain and use our technology and games. Monitoring unauthorized use of our games is difficult and costly, and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and games, particularly internationally where the laws may not protect our intellectual property rights as fully as in the United States. In the future, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and divert our management’s attention and our resources. In addition, some of our competitors have in the past released games that are nearly identical to successful games released by their competitors in an effort to confuse the market and divert users from the competitor’s game to the copycat game. To the extent that these tactics are employed with respect to any of our games, it could reduce our revenues that we generate from these games.

In addition, although we require our third-party developers to sign agreements not to disclose or improperly use our trade secrets and acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and to assign to us any ownership they may have in those works, it may still be possible for third parties to obtain and improperly use our intellectual properties without our consent. This could harm our brand, business, operating results and financial condition.

Third parties may sue us, including for intellectual property infringement, which, if successful, may disrupt our business and could require us to pay significant damage awards.

Third parties may sue us, including for intellectual property infringement, or initiate proceedings to invalidate our intellectual property, which, if successful, could disrupt the conduct of our business, cause us to pay significant damage awards or require us to pay licensing fees. For example, in a dispute that we settled in July 2010, Skinit, Inc. filed a complaint against us and other defendants in which it sought unspecified damages, plus attorney’s fees and costs. In the event of a future successful claim against us, we might be enjoined from using our or our licensed intellectual property, we might incur significant licensing fees and we might be forced to develop alternative technologies. Our failure or inability to develop non-infringing technology or games or to license the infringed or similar technology or games on a timely basis could force us to withdraw games from the market or prevent us from introducing new games. In addition, even if we are able to license the infringed or similar technology or games, license fees could be substantial and the terms of these licenses could be burdensome, which might adversely affect our operating results. We might also incur substantial expenses in defending against third-party disputes, litigation or infringement claims, regardless of their merit. Successful claims against us might result in substantial monetary liabilities, an injunction against us and might materially disrupt the conduct of our business and harm our financial results.

Our reported financial results could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported financial results are impacted by the accounting policies promulgated by the SEC and national accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. Due to recent economic events, the frequency of accounting policy changes may accelerate, including conversion to unified international accounting standards. Policies affecting software revenue recognition have and could further significantly affect the way we account for revenue related to our products and services. For example, we are developing and selling games for smartphones and tablets, including social, freemium games that we began to release in the fourth quarter of 2010, and the accounting for revenue derived from these platforms and games, particularly with regard to micro-transactions, is still evolving and, in some cases, uncertain. We currently defer revenues related to micro-transactions over the estimated lives of the transactions. For these types of transactions we have considered the average period that game players typically play our games to arrive at our best estimates for the useful life. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as our games’ operation periods change. Any adjustments arising from changes in the estimates of the lives of these virtual items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the game player behavior patterns. Any changes in our estimates of useful lives of these virtual items may result in our revenues being recognized on a basis different from prior periods’ and may cause our operating results to fluctuate. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue, could have a significant adverse effect on our reported results although not necessarily on our cash flows.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting. We have incurred, and expect to continue to incur, substantial accounting and auditing expenses and expend significant management time in complying with the requirements of Section 404. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness or a significant deficiency in our internal control, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including ineligibility for short form resale registration, action by the SEC, the suspension or delisting of our common stock from the NASDAQ Global Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified members for our board of directors.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the NASDAQ Stock Market. The requirements of these rules and regulations has significantly increased our legal, accounting and financial compliance costs, makes some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. This can be difficult to do. For example, we depend on the reports of wireless carriers for information regarding the amount of sales of our games and related applications and to determine the amount of royalties we owe branded content licensors and the amount of our revenues. These reports may not be timely, and in the past they have contained, and in the future they may contain, errors.

To maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we expend significant resources and provide significant management oversight to implement appropriate processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results and financial condition. These efforts also involve substantial accounting-related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ Global Market.

The Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Stock Market make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of the NASDAQ Stock Market rules, and officers will be significantly curtailed.

Changes in our tax rates or exposure to additional tax liabilities could adversely affect our earnings and financial condition.

We are subject to income taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

We are also required to estimate what our tax obligations will be in the future. Although we believe our tax estimates are reasonable, the estimation process and applicable laws are inherently uncertain, and our estimates are not binding on tax authorities. The tax laws’ treatment of software and internet-based transactions is particularly uncertain and in some cases currently applicable tax laws are ill-suited to address these kinds of transactions. Apart from an adverse resolution of these uncertainties, our effective tax rate could also be adversely affected by our profit level, by changes in our business or changes in our structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in applicable tax laws (in the United States or foreign jurisdictions), or changes in the valuation allowance for deferred tax assets, as well as other factors. For example, the current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed new legislation. Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings.

Further, our tax determinations are subject to audit by tax authorities which could adversely affect our income tax provision. Should our ultimate tax liability exceed our estimates, our income tax provision and net income or loss could be materially affected.

We incur certain tax expenses that do not decline proportionately with declines in our consolidated pre-tax income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

We are also required to pay taxes other than income taxes, such as payroll, value-added, net worth, property and goods and services taxes, in both the United States and foreign jurisdictions. We are subject to examination by tax authorities with respect to these non-income taxes. There can be no assurance that the outcomes from examinations, changes in our business or changes in applicable tax rules will not have an adverse effect on our earnings and financial condition. In addition, we do not collect sales and use taxes since we do not make taxable sales in jurisdictions where we have employees and/or property or we do not have nexus in the state. If tax authorities assert that we have taxable nexus in the state, those authorities might seek to impose past as well as future liability for taxes and/or penalties. Such impositions could also impose significant administrative burdens and decrease our future sales. Moreover, state and federal legislatures have been considering various initiatives that could change our position regarding sales and use taxes.

Furthermore, as we change our international operations, adopt new products and new distribution models, implement changes to our operating structure or undertake intercompany transactions in light of changing tax laws, acquisitions and our current and anticipated business and operational requirements, our tax expense could increase.

Risks Relating to Our Common Stock and this Offering

Our stock price has fluctuated and declined significantly since our initial public offering in March 2007, and may continue to fluctuate, may not rise and may decline further.

The trading price of our common stock has fluctuated in the past and is expected to continue to fluctuate in the future, as a result of a number of factors, many of which are outside our control, such as:

•

price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole, such as due to the recent downgrading of the credit rating of the United States by Standard & Poor’s and the continuing unprecedented volatility in the financial markets;

•	changes in the operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our industry, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our stock;

•	ratings or other changes by any securities analysts who follow our company or our industry;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, capital raising activities or capital commitments;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•

any significant sales of our stock by our directors, executive officers or large stockholders, including sales by the former Blammo shareholders pursuant to the shelf registration statement we have agreed to file on their behalf or by the investors in our August 2010 private placement whose shares have been registered for resale under the Securities Act and may be freely sold at any time;

•	lawsuits threatened or filed against us; and

•	market conditions or trends in our industry or the economy as a whole.

In addition, the stock markets, including the NASDAQ Global Market on which our common stock is listed, have recently and in the past, experienced extreme price and volume fluctuations that have affected the market prices of many companies, some of which appear to be unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and divert our management’s attention and resources.

Future sales of our common stock could adversely affect the market price and our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of our common stock and our ability to raise capital. We may issue additional shares of common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances.

Some provisions in our certificate of incorporation, bylaws and the terms of some of our licensing and distribution agreements may deter third parties from seeking to acquire us.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors is classified into three classes of directors with staggered three-year terms;

•

only our chairman of the board, our lead independent director, our chief executive officer, our president or a majority of our board of directors is authorized to call a special meeting of stockholders;

•	our stockholders are able to take action only at a meeting of stockholders and not by written consent;

•	only our board of directors and not our stockholders is able to fill vacancies on our board of directors;

•	our certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before a meeting of stockholders.

In addition, the terms of a number of our agreements with branded content owners and wireless carriers effectively provide that, if we undergo a change of control, the applicable content owner or carrier will be entitled to terminate the relevant agreement. Individually or collectively, these matters may deter third parties from seeking to acquire us.

The selling stockholder could sell large blocks of securities under this prospectus, which could cause the price of our common stock to decline.

Upon the effectiveness of the registration statement of which this prospectus is a part, the selling stockholder may sell the shares of our common stock in the public market through any means described in the section hereof entitled “Plan of Distribution.” Under the terms of the Merger Agreement, however, the selling stockholder agreed to certain volume-based restrictions on the transfer of the shares registered under this prospectus. Sales of substantial amounts of our common stock or the perception that those sales could occur may adversely affect the market price for our common stock.

We do not expect to pay any dividends for the foreseeable future. Our stockholders may never obtain a return on their investment.

We have never declared or paid dividends on our common stock, and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used to finance the operation and growth of our business. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including, without limitation, our results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this prospectus or any documents incorporated by reference in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements are often identified by the use of words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue,” and similar expressions or variations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified in the section entitled “Risk Factors” and elsewhere in this prospectus, and those discussed in our SEC filings incorporated by reference into this prospectus.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

We are registering the shares covered by this prospectus pursuant to registration rights granted to the selling stockholder in the Merger Agreement. We are not selling any securities under this prospectus and will not receive any proceeds from the sale or other disposition of the shares covered hereby.

We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus, except for certain legal fees of the selling stockholder. The selling stockholder will pay any brokerage commissions and/or similar charges incurred by the selling stockholder in connection with the sale or other disposition by the selling stockholder of the shares covered hereby.

SELLING STOCKHOLDER

We have prepared this prospectus to allow the selling stockholder or its donees, pledgees, transferees or other successors in interest to sell or otherwise dispose of, from time to time, up to an aggregate of 6,106,015 shares of our common stock issued to the selling stockholder in connection with our acquisition of Griptonite from the selling stockholder, plus up to 5,301,919 additional shares of our common stock that may be issued to the selling stockholder in connection with a potential working capital adjustment and potential indemnification claims. The table below presents information regarding the selling stockholder, the shares of common stock beneficially owned by it prior to the closing of the Merger, the shares of common stock that it may sell or otherwise dispose of from time to time under this prospectus and the percentage of our common stock the selling stockholder will own assuming all of the shares covered by this prospectus are sold by the selling stockholder.

We do not know when or in what amounts the selling stockholder may sell or otherwise dispose of the shares of common stock covered hereby. The selling stockholder might not sell or dispose of any or all of the shares covered by this prospectus or may sell or dispose of some or all of the shares other than pursuant to this prospectus. Because, among other things, the selling stockholder may not sell or otherwise dispose of some or all of the shares covered by this prospectus, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that all of the shares of common stock covered by this prospectus will be sold by the selling stockholder.

The information in the table is based on 63,638,174 shares of our common stock outstanding as of August 31, 2011 and was prepared based on information supplied to us by the selling stockholder as of August 12, 2011. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and generally includes voting or investment power with respect to securities owned by the selling stockholder and includes any securities that grant the selling stockholder the right to acquire shares of our common stock within 60 days of August 31, 2011. The selling stockholder (1) is neither a broker-dealer nor is an affiliate of a broker-dealer and (2) has not within the past three years had any position, office or other material relationship with Glu.

Information about the selling stockholders may change over time. Any changed information will be set forth in supplements to this prospectus to the extent required.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering (2)	Number of Shares Offered Hereby (2)	Number of Shares Beneficially Owned After the Offering (3)	Percent of Class Beneficially Owned After the Offering (3)
Foundation 9 Entertainment, Inc. (1)	11,407,934	11,407,934	0	—%

(1)	Based upon information set forth in a Schedule 13G filed with the SEC on August 12, 2011 by Foundation 9 Entertainment, Inc. and certain of its affiliates — F9E Holdco, LLC, Francisco Partners GP, LLC, Francisco Partners, L.P., Francisco Partners Fund A, L.P., Francisco Partners Management, LLC, and FP Annual Fund Investors, LLC, (collectively, the “the F9E Affiliates”). Foundation 9 Entertainment, Inc. and the F9E Affiliates have shared power to vote or direct the vote over, and to dispose or direct the disposition of, 6,106,015 shares of our common stock, subject to the notes and qualifications included in that Schedule 13G. The address of Foundation 9 Entertainment, Inc. is 17600 Gillette Avenue, Suite 100 Irvine, California 92614. The address of the F9E Affiliates is One Letterman Drive, Building C, Suite 410 San Francisco, California 94129.

(2)	Includes (a) 600,000 shares that are being held in escrow until November 1, 2012 to satisfy indemnification claims under the Merger Agreement and (b) up to 5,301,919 shares of our common stock that may be issued to the selling stockholder in connection with a potential working capital adjustment and potential indemnification claims.

(3)	Assuming that all of the shares are sold by the selling stockholder.

PLAN OF DISTRIBUTION

The selling stockholder, which as used in this prospectus includes donees, pledgees, transferees or other successors-in-interest selling shares of our common stock or interests in shares of our common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of any such sale, transfer or other disposition. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholder may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	in transactions in the over-the-counter market;

•	in transactions directly with market makers;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholder may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholder from the sale of the common stock offered by it will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholder reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that any such sales meet the criteria and conform to the requirements of that rule.

Any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling stockholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may, but is not required to, indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholder against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholder to keep the registration statement effective until the earliest of (i) the third anniversary of the date that the registration statement of which this prospectus is a part is first declared effective by the SEC or (ii) such time as all of the shares covered by this prospectus have been sold.

In addition, the selling stockholder has agreed to certain restrictions on transfer with respect to 4,000,000 of the shares offered under this prospectus (inclusive of the 600,000 shares placed in escrow). With respect to these shares only, the selling stockholder may not (i) during any calendar quarter, in the aggregate, sell more than the greater of (a) 25% of those shares (this limitation will be increased to 50% of such shares, to the extent that the selling stockholder has not sold to any person other than an affiliate of the selling stockholder any of the shares within the six-month period ending February 1, 2012) or (b) $5,000,000 of the shares (determined by the net sales proceeds received by the selling stockholder); or (ii) in any one day sell shares exceeding 10% of the average daily trading volume of our common stock on The NASDAQ Global Market for the previous 10 trading days. The quarterly limitations set forth in clauses (i)(a) and (i)(b) above will be reduced on a pro rata basis during the remainder of the calendar quarter that includes the date upon which the registration statement of which this prospectus is a part is declared effective based on the number of days remaining in such calendar quarter. All of these restrictions will expire on August 2, 2012.

Our common stock is traded on The NASDAQ Global Market under the symbol “GLUU.”

LEGAL MATTERS

The validity of the securities offered under this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates by reference some of the reports, proxy and information statements and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important business and financial information to you by referring you to those documents. Unless expressly incorporated into this prospectus, a Current Report (or portion thereof) furnished, but not filed, on Form 8-K shall not be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering of securities under this prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011;

•	Our Current Report on Form 8-K filed with the SEC on January 11, 2011;

•	Our Current Report on Form 8-K filed with the SEC on January 20, 2011;

•

Our Current Report on Form 8-K filed with the SEC on February 7, 2011 (but only the portions of such Current Report on Form 8-K that were filed with the SEC and not those portions that were furnished to the SEC);

•	Our Current Report on Form 8-K filed with the SEC on April 8, 2011;

•	Our Current Report on Form 8-K/A filed with the SEC on April 25, 2011;

•	Our Current Report on Form 8-K filed with the SEC on May 10, 2011;

•	Our Current Report on Form 8-K filed with the SEC on June 7, 2011;

•	Our Current Report on Form 8-K filed with the SEC on July 13, 2011;

•

Our Current Report on Form 8-K filed with the SEC on August 2, 2011 (but only the portions of such Current Report on Form 8-K that were filed with the SEC and not those portions that were furnished to the SEC);

•	Our Current Report on Form 8-K filed with the SEC on August 5, 2011;

•	Our Current Report on Form 8-K filed with the SEC on August 15, 2011; and

•

The description of our common stock contained in our Form 8-A filed with the SEC on March 16, 2007 under Section 12(b) of the Exchange Act, including any amendment or report that may be filed for the purpose of updating such description.

Any statements made in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In addition, for so long as any of the securities remain outstanding and during any period in which we are not subject to Section 13 or Section 15(d) of the Exchange Act, we will make available to any prospective purchaser or beneficial owner of the securities in connection with the sale thereof the information required by Rule 144A(d)(4) under the Securities Act. The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, certain information, including financial information, contained in this prospectus or incorporated by reference in this prospectus should be read in conjunction with documents we have filed with the SEC.

We will provide to each person, including any beneficial holder, to whom a prospectus is delivered, at no cost, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Requests for documents should be directed to Corporate Secretary, Glu Mobile Inc., 45 Fremont Street, Suite 2800, San Francisco, California 94105; (415) 800-6100. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in such filings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Exchange Act and file reports, proxy and information statements and other information with the SEC. We are required to file electronic versions of these documents with the SEC. Our reports, proxy and information statements and other information can be inspected and copied at prescribed rates at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements and other information, including electronic versions of our filings. The website address is www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses that are payable by the Registrant in connection with the offering of the securities being registered. All amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$4,285
Legal fees and expenses	$5,000
Accounting fees and expenses	$10,000
Printing and related expenses	$5,000
Miscellaneous	$715
Total	$25,000

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated bylaws provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered into indemnity agreements with its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant regarding which indemnification is sought. The indemnification provisions in the Registrant’s restated certificate of incorporation, amended and restated bylaws and the indemnification agreements entered into between the Registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Reference is made to the following documents filed as exhibits with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Title	Number
Restated Certificate of Incorporation of Glu Mobile Inc.	3.01

Amended and Restated Bylaws of Glu Mobile Inc.	3.02

Form of Indemnity Agreement entered into between Glu Mobile Inc. and each of its directors and executive officers, effective as of June 15, 2009.	10.01

Item 16.	Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
2.01	Agreement and Plan of Merger, dated as of August 2, 2011, by and among the Registrant, Granite Acquisition Corp., Foundation 9 Entertainment, Inc. and Griptonite, Inc. (Incorporated herein by reference to Exhibit 2.01 of the Registrant’s Current Report on Form 8-K filed with the SEC on August 2, 2011).*

2.02	Amendment to Agreement and Plan of Merger, dated as of August 15, 2011, by and between the Registrant and Foundation 9 Entertainment, Inc. (Incorporated herein by reference to Exhibit 2.01 of the Registrant’s Current Report on Form 8-K filed with the SEC on August 15, 2011).

4.01	Restated Certificate of Incorporation of the Registrant (Incorporated herein by reference to Exhibit 3.02 of the Registrant’s Registration Statement on Form S-1/A (Registration No. 333-139493) filed with the SEC on February 14, 2007).

4.02	Amended and Restated Bylaws of the Registrant (Incorporated herein by reference to Exhibit 99.01 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 28, 2008).

4.03	Form of Specimen Certificate for common stock (Incorporated herein by reference to Exhibit 4.01 of the Registrant’s Registration Statement on Form S-1/A (Registration No. 333-139493) filed with the SEC on February 14, 2007).

5.01	Opinion of Fenwick & West LLP regarding legality of the securities being registered.†

23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).†

23.02	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.01	Power of Attorney.†

*	Certain schedules have been omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedules to the SEC upon request.

†	Previously filed.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (“Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 19th day of September, 2011.

GLU MOBILE INC.

By:	/s/ Niccolo M. de Masi
Niccolo M. de Masi
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Niccolo M. de Masi Niccolo M. de Masi	President, Chief Executive Officer and Director (Principal Executive Officer)	September 19, 2011

/s/ Eric R. Ludwig Eric R. Ludwig	Senior Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Accounting and Financial Officer)	September 19, 2011

/s/ Matthew A. Drapkin* Matthew A. Drapkin	Director	September 19, 2011

/s/ Ann Mather* Ann Mather	Director	September 19, 2011

/s/ William J. Miller* William J. Miller	Director	September 19, 2011

/s/ Hany M. Nada* Hany M. Nada	Director	September 19, 2011

/s/ A. Brooke Seawell* A. Brooke Seawell	Director	September 19, 2011

/s/ Benjamin T. Smith, IV* Benjamin T. Smith, IV	Director	September 19, 2011

*By	/s/ Eric R. Ludwig
Eric R. Ludwig Attorney-in-Fact

Exhibit Index

Exhibit Number	Description
2.01	Agreement and Plan of Merger, dated as of August 2, 2011, by and among the Registrant, Granite Acquisition Corp., Foundation 9 Entertainment, Inc. and Griptonite, Inc. (Incorporated herein by reference to Exhibit 2.01 of the Registrant’s Current Report on Form 8-K filed with the SEC on August 2, 2011).*

2.02	Amendment to Agreement and Plan of Merger, dated as of August 15, 2011, by and between the Registrant and Foundation 9 Entertainment, Inc. (Incorporated herein by reference to Exhibit 2.01 of the Registrant’s Current Report on Form 8-K filed with the SEC on August 15, 2011).

4.01	Restated Certificate of Incorporation of the Registrant (Incorporated herein by reference to Exhibit 3.02 of the Registrant’s Registration Statement on Form S-1/A (Registration No. 333-139493) filed with the SEC on February 14, 2007).

4.02	Amended and Restated Bylaws of the Registrant (Incorporated herein by reference to Exhibit 99.01 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 28, 2008).

4.03	Form of Specimen Certificate for common stock (Incorporated herein by reference to Exhibit 4.01 of the Registrant’s Registration Statement on Form S-1/A (Registration No. 333-139493) filed with the SEC on February 14, 2007).

5.01	Opinion of Fenwick & West LLP regarding legality of the securities being registered.†

23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).†

23.02	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.01	Power of Attorney.†

*	Certain schedules have been omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedules to the SEC upon request.

†	Previously filed.